Material Fact Projections 2025 Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”), in compliance with the provisions of Article 157, paragraph 4 of Law No. 6,404/76 and Resolution No. 44/21 of the Brazilian Securities and Exchange Commission (CVM), informs its stockholders and the market in general that it released as of this date its revised projection for the year 2025 in accordance with item 3 (“Projections”) of the Reference Form. (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. It is important to mention that, as of February 2025, the company considers a cost of capital of around 15.0% p.y. in the management of its businesses. Information on outlooks for the business, projections, and operational and financial goals are solely forecasts, based on management’s current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, the general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information. São Paulo ‐ SP, November 04, 2025. Gustavo Lopes Rodrigues Investor Relations Officer